May 2, 2008

Ms. Tracey McKoy

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             Nevada Chemicals, Inc.

                                                Form 10-K for the year ended December 31, 2007

                                                Filed March 4, 2008

                                                File No. 0-10634

Dear Ms. McKoy:

Nevada Chemicals, Inc. (the “Company”) has received your comment letter dated April 28, 2008, and we respectfully submit our responses to the comment.

Form 10-K for the Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-6

It is not clear whether the Registrant’s Statements of Cash Flows fully comply with SFAS 95.  In this regard, we note that reported investing cash flows have been positive in each of the last 7 years whereas reported operating cash flows have been negative in all but 1 year during this period.  Given that positive net earnings have been reported in each year, it appears that the primary cause of the disparate cash flow data has been the classification of distributions from the equity investee as investing cash flows instead of as operating cash flows.  Paragraph 16.b of SFAS 95 prescribes such classification for returns of investment since the cumulative cash distributions received appear to substantially exceed the amounts actually invested by the Registrant.  Specifically, the Cyanco financial statements report approximately $39 million of cash distributions to the Registrant since 1998 and no material investments made by the Registrant during that period.  Further, it appears that the Registrant’s equity investment in 1998 was significantly less than the current balance.  Paragraph 22.b requires that returns on investments be classified as operating activities.  Given the materiality of this issue to the reported cash flow amounts, an error should be corrected in a manner consistent with the guidance in SFAS 154.  Alternatively, please provide an analysis that clearly demonstrates the Registrant’s compliance with SFAS 95 and with Section 1300.18 of the AICPA Technical Questions and Answers.  Such analysis should clearly identify the primary factors that dictate whether such distributions are returns on investment or returns of investment and the specific conditions that would have to change for management and its auditors to conclude that the distributions are returns on investment instead of returns of investment.

Company Response – Prior to 2001 the Company reported equity in the earnings or loss of its joint venture net of the distributions from the joint venture within the operations section of the cash flow statement.  On June 28, 2001 the Company received a comment letter from the Commission, which requested the Company change its statement of cash flow presentation and separate the equity in earnings or loss of the joint venture and present it as cash flows from operating activities, and report the distributions from the joint venture within the cash flows from investing activities.  Pursuant to the Commission’s request of June 2001, the Company filed amended annual reports for 1999 and 2000 to comply with the comment letter request.  This presentation has been consistently followed by the Company since that time. In addition, none of the facts or circumstances has changed since 2001 in any material way. To provide consistentcy, it is the Company’s position that the distributions received from Cyanco represent returns of investment.  Therefore, in accordance with paragraph 16.b of SFAS No. 95, the Company has reported the distributions as cash flows from investing activities in its consolidated statements of cash flows consistently for the past seven years.  In May of 2005 the Commission again requested clarification on distributions from the joint venture and the Company responded consistent with the request of 2001, stating that all distributions received from Cyanco represent returns of investment.  Therefore, in accordance with paragraph 16.b of SFAS No. 95, the Company has reported the distributions as cash flows from investing activities.

It should be noted that the facts and circumstances that existed in 2001, when the Company was initially requested to change the classification of distributions and file amended annual reports, remains consistent in 2008 with no material changes and the Company has consistently reported distributions from Cyanco as returns of investment in accordance with paragraph 16.b of SFAS No. 95 over the past nine years.

In connection with responding to your comment above, we provide the following statement from the Company acknowledging that:

The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact me directly at (801) 984-0228 should you have questions or need additional information.

Yours truly,

Kevin L. Davis

Chief Financial Officer